SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January 2022

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Acquisition of Shares in the Company by, and Shareholding Increase Plan of, its Controlling Shareholder, dated January 23, 2022

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fifth generation, or 5G, services, wireline broadband services and services based on technological evolution, and our ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our collaboration with China Broadcasting Network Corporation Ltd., or China Broadcasting, with respect to the co-construction and sharing of 5G network;
•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited (or China Tower, formerly known as China Communications Facilities Services Corporation Limited);
•

the expected impact of the implementation in the mainland of China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;
•	the impact of the outbreak of the coronavirus disease, or COVID-19, a disease caused by a novel strain of coronavirus, on the PRC economy and our operations and financial performance;

•	the completion of our proposed A share offering;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in the mainland of China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	January 25, 2022	By:	/s/ Dong Xin
			Name:	Dong Xin
			Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ACQUISITION OF SHARES IN THE COMPANY BY, AND SHAREHOLDING INCREASE PLAN OF, ITS CONTROLLING SHAREHOLDER

•

The Company was informed by its controlling shareholder and actual controller, China Mobile Communications Group Co., Ltd. (“CMCC”) that, on 21 January 2022, CMCC acquired 12,320,160 Renminbi ordinary shares (“A Shares”) of the Company through the Shanghai Stock Exchange trading system for an amount of approximately RMB0.71 billion (exclusive of commissions and transaction taxes and fees), representing approximately 0.058% of the Company’s total number of issued shares (before exercise of the over-allotment option in relation to the initial public offering of A Shares  (the “Over-allotment Option”))  or approximately 1.457% of the Company’s total number of issued A Shares (before exercise of the Over- allotment Option) (the “Share Acquisition”).

•

The Company was also informed by CMCC that CMCC plans to increase its shareholding in A Shares of the Company by an aggregate amount (inclusive of the amount for the Share Acquisition) not less than RMB3.0 billion and not exceeding RMB5.0 billion as and when appropriate during the period from 21 January 2022 to 31 December 2022 (the “Shareholding Increase Plan”). There is no price range for the purchase of shares under the Shareholding Increase Plan. CMCC will implement the Shareholding Increase Plan in due course taking into account the fluctuations in the Company’s share prices and the overall trends of the capital markets.

This announcement is made by China Mobile Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

On 21 January 2022, the Company was informed by its controlling shareholder and actual controller, CMCC, that CMCC had acquired A Shares of the Company through the Shanghai Stock Exchange trading system (i.e. the Share Acquisition) and plans to increase its shareholding in A Shares of the Company as and when appropriate during the period until 31 December 2022 (i.e. the Shareholding Increase Plan), relevant details of which are set forth as follows:

1.	Basic Information on the Share Acquisition
	(1)	Name of share acquiring entity: CMCC.

(2)

Existing number and percentage of shares held by share acquiring entity: Prior to the Share Acquisition, CMCC indirectly through China Mobile Hong Kong (BVI) Limited held 14,890,116,842 Hong Kong ordinary shares (“Hong Kong Shares”) of the Company, representing approximately 69.837% of the Company’s total number of issued shares (before exercise of the Over-allotment Option). Prior to the Share Acquisition, CMCC did not directly hold any shares of the Company.

(3)

Details of the Share Acquisition: On 21 January 2022, CMCC acquired 12,320,160 A Shares of the Company through the Shanghai Stock Exchange trading system for an amount of approximately RMB0.71 billion (exclusive of commissions and transaction taxes and fees), representing approximately 0.058% of the Company’s total number of issued shares (before exercise of the Over-allotment Option) or approximately 1.457% of the Company’s total number of issued A Shares (before exercise of the Over-allotment Option). Following the Share Acquisition, CMCC indirectly through China Mobile Hong Kong (BVI) Limited holds 14,890,116,842 Hong Kong Shares of the Company, and directly holds 12,320,160 A Shares of the Company, together representing approximately 69.895% of the Company’s total number of issued shares (before exercise of the Over-allotment Option).

2.	Main Content of the Shareholding Increase Plan
(1)

Purpose of acquiring shares: CMCC implements the Shareholding Increase Plan on the basis of its steadfast confidence in the Company’s future development prospects and its high recognition of the Company’s medium- and long-term investment value, with a view to earnestly safeguarding the interests of small and medium investors, maintaining the stability of capital markets and boosting the confidence of all investors.

	(2)	Type of shares to be acquired: A Shares of the Company.
	(3)	Manner of acquiring shares: Acquisitions through the Shanghai Stock Exchange trading system.
(4)

Amount for shares to be acquired: The aggregate amount for shares to be acquired (inclusive of the amount for the Share Acquisition) shall be not less than RMB3.0 billion and shall not exceed RMB5.0 billion. There is no price range for the purchase of shares under the Shareholding Increase Plan. CMCC will implement the Shareholding Increase Plan in due course taking into account the fluctuations in the Company’s share prices and the overall trends of the capital markets.

(5)

Implementation period of the Shareholding Increase Plan: In view of the large scale of funds involved in the Shareholding Increase Plan, taking into account factors such as CMCC’s capital arrangements and changes in the capital markets, the implementation period of the Shareholding Increase Plan shall be from 21 January 2022 to 31 December 2022.

	(6)	Funding arrangement for acquiring shares: CMCC’s own funds.
3.	Uncertainties and Risks of the Implementation of the Shareholding Increase Plan

The specific time and amount in respect of the implementation of the Shareholding Increase Plan would depend on market conditions, and there may be risks, among others, that the Shareholding Increase Plan cannot be completed or cannot meet expectations due to factors such as changes in the securities markets or other unforeseeable risks.

4.	Other Relevant Information
(1)

CMCC has indicated that the Shareholding Increase Plan complies with the relevant requirements under, among others, laws and regulations such as the Securities Law of the People’s Republic of China, departmental rules, as well as business rules of the Shanghai Stock Exchange.

(2)	CMCC has undertaken that it will not reduce its shareholding in the Company during the implementation period of the Shareholding Increase Plan and within the statutory restricted period.
(3)

The Company will monitor the relevant circumstances of CMCC’s increase in shareholding in the Company on an ongoing basis and will comply with its information disclosure obligations in a timely manner in accordance with the relevant requirements under, among others, the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
China Mobile Limited
Yang Jie
Chairman

Hong Kong, 23 January 2022

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin, Mr. Wang Yuhang and Mr. Li Ronghua as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.